FOIA CONFIDENTIAL TREATMENT REQUESTED BY OWENS-ILLINOIS, INC. PURSUANT TO RULE 83

Owens-Illinois, Inc. One Michael Owens Way Perrysburg, Ohio 43551-2999 +1 567 336 5000 tel +1 567 336 8262 fax www.o-i.com

July 11, 2012

VIA EDGAR CORRESPONDENCE

Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Owens-Illinois, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed February 9, 2012

Form 10-Q for the Quarter Ended March 31, 2012

Filed April 26, 2012

Response dated June 15, 2012

File No. 1-9576

Dear Mr. Decker:

The Company is in receipt of the Staff’s letter, dated June 26, 2012, with respect to the above-referenced Annual Report on Form 10-K and Periodic Report on Form 10-Q.  The Staff’s comments are set forth below in bold, followed by the Company’s response to each comment.

Form 10-K for the Year Ended December 31, 2011

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Critical Accounting Estimates, page 43

Goodwill, page 45

1.             We have reviewed your response to prior comment two from our letter dated June 1, 2012.  You have elected to aggregate the components of the South America segment and the Asia Pacific segment based upon the similar nature of their products, services, production processes, customers, methods of distribution and the manner in which you operate your business.  However, based on your response and the reports you provided, it is not clear how you determined that that all the components of your South America segment and Asia Pacific segment are economically similar on a quantitative basis.  Please further clarify how you

CONFIDENTIAL TREATMENT REQUESTED BY OWENS-ILLINOIS, INC.

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FOIA CONFIDENTIAL TREATMENT REQUESTED BY OWENS-ILLINOIS, INC. PURSUANT TO RULE 83

Rufus Decker

Securities and Exchange Commission

July 11, 2012

determined that the components of these segments are economically similar.  In providing your analysis, ensure that you more fully address the apparent disparate gross profit margins among the components in each of your reporting units and why, notwithstanding these disparate profit margins, you believe the components are economically similar.  In addition, please confirm that the 2012 budget numbers for each component are still realistic, based upon the first quarter of 2012 actual results.

Response: The Company acknowledges that some short-term disparity does exist in the gross profit margins of the components in the South America and Asia Pacific segments.  The gross profit margins in each country can fluctuate year to year differently than the other countries in the segment due to a number of factors, including:

•	production downtime, primarily stemming from furnace rebuilds at particular locations;
•	differences in operational efficiencies caused by the number of mold and/or color changes, employee turnover, local availability of cullet (recycled glass) and age of equipment;
•

freight costs due to decisions made by the Company as to where to source product for its customers (for example, the Company made the decision to support some of the growth in its Brazil business by shipping glass from its plants in other countries in South America, resulting in lower margins because of the additional freight costs);

•	decisions made by the Company to temporarily idle certain furnaces and/or glass forming machine lines in order to control inventory levels in the segment;
•	the impact of natural disasters (for example, the Company’s operations in Australia were impacted in 2011 by severe flooding); and
•	short-term supply/demand imbalances resulting from decisions made by the Company or its competitors to increase or decrease capacity or make changes to customer pricing.

The Company believes that these factors, among others, are responsible for the short-term disparity in profit margins among the components of the South America and Asia Pacific segments, as well as the year-to-year fluctuation in the margin by country.  The Company also believes that these factors are short-term in nature and would impact each country similarly over the long-term.  For this reason, the Company focused its quantitative analysis on the average gross margin over the last five years for each country.  This is consistent with the guidance in ASC 280-10-50-11 which states “similar long-term average gross margins …would be expected if their economic characteristics were similar.”

The Company believes that the 2012 budget numbers for each component are realistic and within the range of expectations developed during the budgeting process, with the exceptions of [*] and [*] which are now expected to have [*] margins than budgeted for 2012 (but still [*] than the 2011 actual results). The results of one annual period, however, are not necessarily indicative of long-term performance for the reasons discussed above.  Also for these reasons, the results of individual quarters are not necessarily indicative of long-term performance, nor are quarterly results necessarily indicative of annual performance due to the seasonality of the business.

In South America, the Company’s operations in [*], have almost identical average margins ([*]% and [*]%, respectively) over the last five years.  The Company believes the average margins in these countries are representative of the long-term margins in the region.  [*] and [*] have [*] average margins ([*]% and [*]%, respectively) due to [*] in those countries; however, the margins in those countries have been [*] since 2010, and the Company expects that these margins will approach the long-term margins of the region as [*].  [*] currently has [*] margins as a result of [*]; however, the Company expects that [*] margins will approach the long-term margins of the region after [*].

[*] CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

CONFIDENTIAL TREATMENT REQUESTED BY OWENS-ILLINOIS, INC.

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FOIA CONFIDENTIAL TREATMENT REQUESTED BY OWENS-ILLINOIS, INC. PURSUANT TO RULE 83

Rufus Decker

Securities and Exchange Commission

July 11, 2012

In Asia Pacific, the Company’s operations in [*], have very similar average margins ([*]%, [*]% and [*]%, respectively) over the last five years.  The Company believes the average margins in these countries are representative of the long-term margins in the region.  [*] currently has [*] margins as a result of [*] in this country.  In addition, the current operations in [*] were [*] impacted by the [*].  As the [*], the Company expects that [*] margins will approach the long-term margins of the region.

ASC 350-20-55-6 states that “evaluating whether two components have similar economic characteristics is a matter of judgment” and the “assessment should be more qualitative than quantitative.”  The Company believes that the average margins of the components within the South America segment and the Asia Pacific segment are similar, and any apparent disparity is only short-term in nature and not indicative of expected long-term performance.  In addition, the Company believes that when this quantitative assessment is taken into consideration along with the qualitative similarities discussed in the prior response, it is clear that the components within the South America segment and the Asia Pacific segment are economically similar, and that they should be aggregated into single reporting units for each segment according to the guidance in ASC 350 and ASC 280.

*         *         *         *         *         *

Please contact Scott C. Herlihy at (202) 637-2277 of Latham & Watkins LLP to discuss this response.

Very truly yours,

/s/ Stephen P. Bramlage, Jr.
Stephen P. Bramlage, Jr.
Senior Vice President and Chief Financial Officer

cc: Scott C. Herlihy, Latham & Watkins LLP

[*] CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

CONFIDENTIAL TREATMENT REQUESTED BY OWENS-ILLINOIS, INC.

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